Yukon-Nevada Gold Corp. Drills 28.97 m grading 18.86 g/t from Starvation, Jerritt
Canyon, Nevada

Vancouver, BC – January 31, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce results from its 2011 surface drilling program at the Starvation Canyon Project (“Starvation”) which is located at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

HIGHLIGHTS

  TJ-366 intersected 28.97 meters at 18.86 g/t gold;

  TJ-364A intersected 9.15 meters at 7.68 g/t gold; and

  TJ-367 intersected 7.63 meters at 6.31 g/t gold.

The Company initiated a 130,000 foot surface drilling program at Jerritt Canyon in 2011 that tested multiple projects throughout the Company’s 119 square mile land position. The program was designed to either explore for and/or to convert resources to reserves that are amenable to either open pit or underground mining methods.

This press release updates the 2011 surface program at the Starvation project. The program consisted of a ground geophysical survey, surface diamond drilling geotechnical drilling, and surface reverse circulation drilling that targeted conversion and expansion of resources within and proximal to the current underground resource. In addition two water monitor wells were established to enable regulatory permit compliance in advance of initiating the planned underground mine development in April, 2012 (see YNG news release dated September 14, 2011).

The results of the 2011 Starvation program are discussed below. Resource conversion assay results received as of December 31, 2011 are shown in Table 1. Surface plan maps illustrating the geophysical grid, drill hole locations, as well as a drill hole assay summary table can be found on the Company website here http://www.yukon-nevadagold.com/i/pdf/StarvationDrillingMaps_2011.pdf and here http://www.yukon-nevadagold.com/i/pdf/StarvationDrillAssayResults_2011.pdf.

Resource Conversion Drilling
As part of the pre-development due diligence process, a total of twelve reverse circulation (RC) drill holes, totaling 6,790 ft. (2,071m) were completed in 2011. These resource conversion drill holes were designed to target inferred resources as reported in the most recently published (January 6, 2012) NI 43-101. Ten drill holes comprised the original drill plan. Two additional monitor wells (STV-U & STV-D) were drilled for the purpose of water sampling (regulatory required) up and down gradient of the water table proximal to the deposit. Drill footage for these two holes totaled 1,220 ft. (372m). Each of these monitor well drill holes were sampled during their initial drilling prior to subsequent reaming and pipe installation.

As of December 31, 2011 assay results have been received for eleven of the resource conversion holes as well as both of the monitor wells. The significant assay results received to date are listed in Table 1 and are highlighted by drill hole TJ-366 which intersected 95 feet (29m) grading 0.550 opt (18.86 g/t) from a hole depth of 415.0 -510.0 ft. (126.57 -155.55m), and drill hole TJ-370 which returned assays covering 55 feet (16.77m) grading 0.370 opt (12.69 g/t) at a hole depth of 600.0 -655.0 ft. (183.00 -199.77m) .

Table 1. Significant 2011 RC Drill Hole Assay Results from Starvation Canyon.

Hole ID (Mining Zone)	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
TJ-364	225.0 ft 68.62 m	245.0 ft 74.72 m	20.0 ft 6.86 m	0.200 opt 6.86 g/t
TJ-364A	225.0 ft 68.62 m	255.0 ft 77.77 m	30.0 ft 9.15 m	0.224 opt 7.68 g/t
TJ-366	415.0 ft 126.57 m	510.0 ft 155.55 m	95.0 ft 28.97 m	0.550 opt 18.86 g/t
TJ-367	405.0 ft 123.5 m	430.0 ft 131.15 m	25.0 ft 7.63 m	0.184 opt 6.31 g/t
TJ-368	405.0 ft 123.52 m	435.0 ft 132.67 m	30.0 ft 9.15 m	0.277 opt 9.50 g/t
TJ-368	460.0 ft 140.3 m	475.0 ft 144.87 m	15.0 ft 4.57 m	0.280 opt 9.60 g/t
TJ-369	425.0 ft 129.62 m	435.0 ft 132.67 m	10.0 ft 3.05 m	0.125 opt 4.29 g/t
TJ-370	600.0 ft 183.0 m	655.0 ft 199.77 m	55.0 ft 16.77 m	0.370 opt 12.69 g/t
STV-U	685.0 ft 208.92 m	695.0 ft 211.97 m	10.0 ft 3.05 m	0.129 opt 4.42 g/t

Notes:
	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t);
	(2)	Drill holes with no significant assays include: TJ-365, TJ-371, TJ-372, and TJ-373;
	(3)	Resource conversion drill holes with assays pending include: TJ-368A
	(4)	Geotechnical drill holes with assays pending include: TJ-352 through TJ-363;
	(5)	Two drill holes (TJ-364 & 368) were re-drilled (TJ-364A & 368A) as they were originally unable to be completed to the design depth due to poor ground conditions.

Geotechnical Drilling

Geotechnical diamond core drilling has been conducted in advance of the planned development of the Starvation deposit. The lithology and structure at Starvation are interpreted to be consistent with that of the SSX-Steer and Smith Mines.

Twelve drill holes totaling 5,251 ft. (1,602m) were completed for this program (TJ-352 thru TJ-363) and was supervised by Golder & Associates, Inc. (Reno, Nevada, USA). The drilling accomplished the dual purpose of providing drill core for engineering analysis and laboratory testing, as well as drill penetrations for subsequent assay analysis for the purpose of resource conversion. This drill program was designed to provide drill core throughout the limits of the resource as well as along the proposed decline that will access the resource.

As of December 31, 2011 laboratory test-work was still in progress. Subsequent sampling and assaying of drill core is pending completion of this work. A final report, from Golder & Associates is anticipated prior to the end of the March, 2012.

Geophysical Survey

During June, 2011 a Titan 24 Magnetotellurics (MT) and Induced Polarization/Resistivity (DCIP) geophysical survey was conducted at the Starvation deposit and adjacent areas by Quantec Geoscience (“Quantec”). The Titan 24 instrumentation has the capability for ground penetration in excess of 2,300 ft. (700m) beneath the surface. The survey was designed to: (1) determine if the Starvation Canyon deposit is associated with a distinct IP and/or MT geophysical signature since it is a known undisturbed deposit, and (2) to test prospective undrilled adjacent ground. The Starvation mineralization occurs along a major northwest-trending structure (oriented at 290/110°) which projects to the northwest onto prospective undrilled ground of the West

Starvation target that is located at the intersection with a major northeast/southwest trending fault zone. The northeast/southwest trending fault zone crosses the length of the Jerritt Canyon property and is spatially related with several historically mined Au deposits and current resources.

The results of the survey have successfully identified a discrete signature (anomaly) associated with the Starvation deposit. In addition the geophysical interpretations identify several other anomalies within the West Starvation target area that are both similar, as well as different, to the determined Starvation signature. In addition to defining several anomalies, the geophysical results possess a resolution that is potentially showing an excellent correlation with projected stratigraphy.

The Company is extremely excited with the results of the recent geophysical survey and the potential significant implications for future district-wide exploration. Drill holes planned for 2012 in the West Starvation target area will test these geophysical anomalies and structural intersections. This future drilling will prove the viability of the Titan 24 geophysics to help explore for deep buried gold deposits beneath exposed upper plate rocks at Jerritt Canyon.

Assaying of all samples from the 2011 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and written by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.